Arrived SFR Genesis Fund, LLC

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

VIA EDGAR

September 19, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Catherine DeLorenzo

Re:	Arrived SFR Genesis Fund, LLC (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”) filed August 21, 2023
File No. 024-12319

Dear Ms. DeLorenzo:

We filed the above-referenced Offering Statement on Form 1-A on August 21, 2023. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on September 22, 2023 at 12:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ John Rostom
John Rostom

cc:	Mark Schonberger, Esq.